December 19, 2018

Viki Blinderman
Senior Vice President and Principal Financial Officer
Carriage Services, Inc.
3040 Post Oak Boulevard, Suite 300
Houston, Texas, 77056

       Re: Carriage Services, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed February 21, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 1, 2018
           File No. 001-11961

Dear Ms. Blinderman:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q For The Quarterly Period Ended September 30, 2018

Financial Statements
Consolidated Statement of Operations, page 4

1. State separately on the face of your income statement net sales of tangible products and revenues from services, pursuant to 5-03(b)1 of Regulation S-X. Similarly, you should state separately cost of tangible goods sold and cost of services, pursuant to 5-03(b)2 of
      Regulation S-X.
2. Recently Issued Accounting Standards
Revenue Recognition, page 11

2. Please helps us to understand the nature of your funeral and cemetery performance
 Viki Blinderman
Carriage Services, Inc.
December 19, 2018
Page 2
         obligations. Tell us what merchandise and services you have combined with others for the purpose of determining your performance obligations and which merchandise and services you have treated as a separate performance obligation.
3. Please explain to us your basis in ASC 606 for your policy of deferring recognition of preneed funeral commission revenue to the point at which the commission is no longer subject to refund. Specifically address your consideration of the guidance in ASC 606-10-
         55-23 through 55-26.
4. Please explain to us your consideration of the guidance in ASC 606-10-55-36 - 55-40 when determining whether you are acting as a principle or as an agent when providing travel protection, memorialization merchandise, and personalized marker merchandise.
5. Regarding your insurance funded preneed contracts, please tell us if the beneficiary has committed to assign the benefits of the policy to you at the time of need. Also, please tell us if you transfer any merchandise or services prior to the time of need.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Robert
S. Littlepage, Accountant Branch Chief, at 202-551-3361, with any questions.



FirstName LastNameViki Blinderman                              Sincerely,
Comapany NameCarriage Services, Inc.
                                                               Division of
Corporation Finance
December 19, 2018 Page 2                                       Office of
Telecommunications
FirstName LastName